SANTARO INTERACTIVE ENTERTAINMENT COMPANY
795 Bethany Turnpike
Honesdale, PA 18431
Tel: (570) 851-7986

May 4, 2010

United States Securities and Exchange Commission
Division of Corporate Finance
100 F St, NE
Washington, DC 20549-4561

Attention: Mr. Evan S. Jacobson

Re: Santaro Interactive Entertainment Company – Registration Statement on Form S-1 Amendment No. 2 – File No. 333-165751

Dear Sirs,

In response to your letter dated April 23, 2010 concerning the deficiencies in our registration statement on Form S-1, we provide the following responses:

General

1.
Because you do not intend to enter into an escrow agreement with an independent entity that would hold the subscription for shares during the subscription period until the minimum offering amount has been satisfied, please provide appropriate disclosure that investors’ money will not be insulated from creditor claims including any unknown contingencies.  Please add corresponding disclosure on the first page of the prospectus summary and wherever you discuss your plans to place the proceeds from the offering in a separate bank account, including the plan of distribution section.  In addition, it appears that a risk factor is warranted.  Consider Exchange Act Rule 10b-9.

We have provided appropriate disclosure as requested on the first page of our prospectus summary and other areas in our filing where we discuss our plans to place the proceeds from the offering in a separate bank account, including the plan of distribution section.  Additionally, we have added an appropriate risk factor.

Cover Page

2.
Please revise the bold heading disclosing the title and amount of shares to indicate the minimum and maximum number of shares to be sold in the offering.  In addition, please revise the first sentence of the initial paragraph to clarify that the offering is being made on a minimum-maximum basis.

We have revised the bold heading disclosing the title and amount of shares to indicate the minimum and maximum number of shares to be sold in the offering.  Additionally, we have revised the first sentence of the initial paragraph to clarify that the offering is being made on a minimum-maximum basis.

Prospectus Summary, page 6

Our Company, page 6

3.	Please clarify that your proposed product is in the early stages of development and that you do not currently have a marketable product.

We have revised the language to clarify that our product is in the early stages of development and that we do not currently have a marketable product.

Risk Factors, page 8

General

4.
Many of the headings of your risk factors recite a condition or uncertainty to which your business is subject, but do not describe the risk to investors that the condition or uncertainty poses.  Please ensure that each risk factor caption contains a concise, meaningful description of the risk that is posed to investors.  See Item 503(c) of Regulation S-K.  For additional guidance, refer to Staff Legal Bulletin No. 7A, available on our website.

We have amended our risk factor captions to ensure that both the conditions or uncertainties to which our business is subject, as well as the risk to investors that such conditions or uncertainties pose, are disclosed.

5.
Geo Global Capital Corp. currently owns 67.6% of your common stock and will continue to own a significant percentage of your common stock, even if the maximum number of shares is sold in this offering.  Please add a risk factor advising potential purchasers of the associated risks.

We have added a risk factor advising potential purchasers of the associated risks regarding a single shareholder owning a significant percentage of our common stock.

“We depend upon key individuals and the ability to attract qualified personnel,” page 9

6.	Please clarify that Mr. Edsall, your only employee, currently devotes approximately 10 hours per week to your operations.

We have revised this risk factor to clarify that our only employee, James Edsall, currently devotes approximately 10 hours per week to our operations.

“There are restrictions on the transferability of the securities,” page 11

7.	This risk factor does not appear to apply to the current offering. Please explain or revise.

We have deleted this risk factor from our filing.

“Our shares are not liquid,” page 12

8.
On page 12, you state that you have “arranged for a market maker to apply to have [y]our common stock quoted on the OTCBB on or about the effective time of the registration statement.”  On page 14, you state that you “plan to contact a market maker immediately following the close of the offering and apply to have [y]our shares quoted on the OTCBB.”  Please reconcile these statements.  In addition, your disclosure regarding your plans to be quoted on the OTCBB should appropriately reflect the conditional nature of the process.  For instance, consider disclosing here that in order for your common shares to be quoted on the OTCBB, an authorized market maker must agree to sponsor you and will be required to file a Form 211 with FINRA.  Further, there is no assurance that a market maker will agree to file the necessary documents or, if filed, that any request for sponsorship will be approved.

We have reconciled the statements within our risk factors on page 12 and 14 to ensure they are accurate and consistent with one another.  In addition, we have expanded our disclosure, as suggested, regarding the conditional nature of the process of being quoted on the OTCBB.

“We will incur ongoing costs and expenses for SEC reporting…,” page 14

9.	Please provide quantitative information regarding the estimated costs of SEC reporting and compliance, if known and material.

We have provided quantitative information regarding the estimated costs of SEC reporting and compliance.

Selling Security Holders, page 18

10.
We note your statement on page 18 that the shares offered by the selling shareholders were acquired from you in private placements in reliance on exemption from registration under Regulation D of the Securities Act of 1933.  Your disclosure on page 42 indicates that the unregistered sales occurred in January and February 2010.  You do not appear to have filed any Forms D in connection with these offerings.  Please note that as of March 16, 2009, Forms D are required to be submitted electronically on EDGAR.  Please file the required Forms D for any sales made in reliance on Regulation D after March 16, 2009, or tell us in your response letter why no such filings are required.  See Rule 503 of Regulation D, SEC Release No. 33-8891, and the additional guidance provided by the Division of Corporation Finance at: http://www.sec.gov/divisions/corpfin/formdfiling.htm and http://www.sec.gov/info/smallbus/secg/formdguide.htm.

We have filed the required Forms D electronically on EDGAR on April 28, 2010.

Plan of Distribution, page 20

Shares Offered by the Company, page 21

11.	Please specify that Mr. Edsall will sell the shares offered by the company at a fixed price of $0.02 per share, for the 180-day subscription period, as extended.

We have specified that Mr. Edsall will sell the shares offered by the company at a fixed price of $0.02 per share, for the 180-day subscription period, as extended.

Procedures for Subscribing, page 23

12.
We note your disclosure elsewhere that the proceeds will be deposited in a separate bank account until such time as the minimum number of shares is sold.  Please expand your disclosure here, and elsewhere as appropriate, to indicate how you will determine whether you have met the minimum subscription amount within the subscription or extended subscription period.  Specify when the dollar amounts received will be counted towards the minimum subscription amount, e.g., only if the firm of payment, such as any check, clears the banking system and represents immediately available funds held by or for the account of the issuer, prior to the termination of the subscription or extended subscription period.

We have expanded our disclosure on page 16 and 23 to indicate how we will determine whether we have met the minimum subscription amount within the subscription or extended subscription period.

Information about the Company, page 26

Competition, page 29

13.
We not that you have identified Second Life, World of Warcraft, and Half-life 2 as competitors.  Considering that you are in the early stages of developing your proposed product, please expand your disclosure to clarify why you view these as your main competitors.

We have revised our disclosure to clarify why we view Second Life, World of Warcraft, and Half-life 2 as competitors.

Online Gaming Market, page 29

14.
Some of the statistics cited in this section refer to worldwide online gaming and retail e-commerce.  Given that your proposed business appears to address only a portion of these markets, it is unclear how these statistics are relevant to your proposed business.  Please revise to describe more specifically the portion of the market applicable to you, and to include data that is relevant to and targeted at your proposed business.

We have revised our discussion to remove references to retail e-commerce and include only the portion of the market applicable to us.

15.
Please disclose the source and publication date for all statistics and dollar amounts provided in your disclosure.  In addition, please provide us with copies of the relevant portions of sources supporting the statistics.  To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your registration statement.

We have amended our discussion to disclose the source and publication date for all statistics and dollar amounts provided in our disclosure.  Also, attached to this response are copies of the relevant portions of sources supporting the statistics given on page 30 of our S-1/A.

Executive Compensation, page 38

Summary Compensation Table, page 38

16.
On page 38, you state that the summary compensation table reflects what you have paid to your directors from your inception on December 30, 2009 through February 28, 2010.  Please also disclose whether Messrs. Lansdowne and Edsall received any compensation in their capacity as officers.  To the extent that you include tabular disclosure regarding compensation, please revise the tables to conform to Items 402(n) and 402(r) of Regulation S-K.  Consider Item 402(m)(4) of Regulation S-K.

We have reviewed Item 402(m)(4) of Regulation S-K and as such, we have deleted the tables concerning executive and director compensation.  We have revised the language to report the compensation paid to any officers.

Security Ownership of Certain Beneficial Owners and Management, page 39

17.
Please revise to clarify that a person is deemed a beneficial owner if that person has the right to acquire beneficial ownership of a security within 60 days.  See Instruction 1 to Item 403 of Regulation S-K and Rule 13d-3(d)(1).

We have added the following disclosure on page 39: “A person is deemed a beneficial owner if that person has the right to acquire beneficial ownership of a security within 60 days. As of May 3, 2010, there are no outstanding options or warrants or securities that are convertible into shares of common stock, nor are there any other known rights of any persons to acquire beneficial ownership of our securities.”

18.
Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by Geo Global Capital Corp.  See Instruction 2 to Item 403 of Regulation S-K.

We have disclosed the natural person exercising voting powers with respect to the shares held by Geo Global Capital Corp.

Certain Relationships and Related Transactions, page 39

19.
Please note that disclosure pursuant to Item 404 of Regulation S-K applies to beneficial owners of more than five percent of any class of your voting securities.  Please revise your disclosure accordingly.

We have revised our disclosure to comply with Item 404 of Regulation S-K.

20.
GEO Global Capital Corp. appears to constitute a control person.  See Rule 405 of Regulation C.  Please revise this section to include all disclosure required by Item 404(c) of Regulation S-K.  See Item 404(d) of Regulation S-K.  For example, but without limitation, provide the required disclosure regarding the January 2010 unregistered offering in which GEO Global Capital Corp. purchased 8 million shares of your common stock.

We have revised this section to include all disclosure required by Item 404(c) and Item 404(d) of Regulation S-K.

Exhibits, page 43

21.
We note your disclosure on page F-11 that on February 5, 2010, you entered into an assignment agreement with a third party, wherein all title, right, and interest to the Character Adapted Gaming Platform Invention was assigned to you in exchange for $5,000.  This agreement appears to be a material contract upon which you are substantially dependent.  Please provide us with your analysis as to how you determined not to file such agreement as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K; in the alternative, file the agreement as an exhibit.

We have filed the Assignment Agreement as an exhibit to our amendment No.1 to Form S-1.

Undertakings, page 43

22.	Paragraph 1(c) appears to vary from the text of Item 512(a)(1)(iii) of Regulation S-K. Please revise.

We have revised the language to be consistent with the text of Item 512(a)(1)(iii) of Regulation S-K.

23.
The undertaking provided in connection with Item 512(a)(5)(ii) of Regulation S-K appears to be missing the lead-in language “That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser.”  See paragraph (a)(5) of Item 512 of Regulation S-K.  Please revise.

We have revised our filing to include the lead-in language consistent with Item 512(a)(5)(ii) of Regulation S-K.

Signatures

24.
The registration statement must be signed by your principal executive officer, principal financial officer, controller or principal accounting officer, and by at least a majority of your board of directors or persons performing similar functions.  See paragraph 1 of Instructions to Signatures for Form S-1.  Any person who occupies more than one of the specified positions must indicate each capacity in which he or she signs the report.  See paragraph 2 if Instructions to Signatures for Form S-1.  Thus, because it appears that Mr. Edsall is your principal executive officer, principal financial officer, and controller or principal accounting officer, please revise to indicate this in his signature block.

We have amended the signature section in accordance with the Instructions to Signatures for Form S-1.

Exhibit 23.1

25.
We note the consent filed as an exhibit to the first amended Form S-1 references December 20, 2009 as the company’s date of inception in referring to the financial statement period opined upon.  However, the audit report on page F-3 and the financial statements indicate the company’s date of inception as December 30, 2009.  Please have the auditors reconcile this discrepancy and file an updated consent with the next amendment accordingly.

We have filed an updated consent letter as an exhibit to our Amendment No. 1 to Form S-1, which reflects the correct date of the company’s inception (December 30, 2009).

Yours truly,

/s/ James D. Edsall
James D. Edsall, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, President & Director

Enclosures

Exhibit A Source: Internet World Stats www.internetworldstats.com
Page 1 supports “Over 70% of the population of North America uses the internet” on page 30 of S-1/A
Page 3 supports “With over 28% of its population online, China has more than 380 million Internet users” on page 30 of S-1/A

Exhibit B Source: comScore  www.comscore.com
Page 1 supports “A 2007 report by comScore (NASDAQ: SCOR) reported that one in four Internet users worldwide visits an online gaming site, or a total of nearly 217 million people.  According to comScore’s global study, Yahoo had the largest number of online gamers; over 52 million unique users.  MSN Games was second with around 40 million unique users.” on page 30 of S-1/A

Exhibit C Source: PR Newswire www.prnewswire.com
Page 1 supports “Another 2007 survey by New Paradigm of Toronto found that seventy seven percent (77%) of the online 16- to-29-year-old population, both in the US and worldwide, would rather live without television than without the Internet.” on page 30 of S-1/A

Exhibit D Source: Crispy Gamer http://www.crispygamer.com
Page 1 supports “In the US, according to a 2009 NPD Group study, roughly 82% of the population of children are gamers, with 51% of those children engaging in online gaming” on page 30 of S-1/A

World Internet Usage Statistics News and World Population Stats Exhibit A - Page 1 4/30/10 7:29 PM

World Internet Penetration Rates by Geographic Regions - 2009

North America 76.2%
Oceania / Australia 60.8%
Europe 53.0%
Latin America / Caribbean 31.9%
Middle East 28.8%
Asia 20.1%
Africa 8.7%
World, Avg. 26.6%
0 10% 20% 30% 40% 50% 60% 70% 80% 90%
Penetration Rate

Source: Internet World Stats - www.internetworldststs.com/stats.htm
Penetration Rates are based on a world population of 6,767,805,208 and 1,802,330,457 estimated Internet users for December 31, 2010.
Copyright © 2010, Miniwatts Marketing Group

World Internet Users Distribution by World Regions - 2009

14.4%
10.4%
4.8%
3.2%
1.2%
23.6%
42.4%
Asia 42.4%
Europe 23.6%
North America 14.4%
Lat Am / Caribb 10.4%
Africa 4.8%
Middle East 3.2%
Oceania / Australia 1.2%

Source: Internet World Stats - www.internetworldstats.com/stats.htm
1,802,330,457 Internet users for December 31, 2009
Copyright © 2010, Miniwatts Marketing Group

http://www.internetworldstats.com/stats.htm Page 3 of 7

http://www.internetworldstats.com/asia/cn.htm Exhibit A - Page 2

China Internet Usage Stats and Population Report

CHINA For centuries China stood as a leading civilization, outpacing the rest of the world in the arts and sciences, but in the 19th and early 20th centuries, the country was beset by civil unrest, major famines, military defeats, and foreign occupation. After World War II, the Communists under MAO Zedong established an autocratic socialist system that, while ensuring China's sovereignty, imposed strict controls over everyday life and cost the lives of tens of millions of people. After 1978, his successor DENG Xiaoping and other leaders focused on market-oriented economic development and by 2000 the output had quadrupled. For much of the population, living standards have improved dramatically and the room for personal choice has expanded, yet political controls remain tight. Many elements that today are of comun use in modern life including paper, gunpowder, fireworks, credit banking, paper money and pasta originated many years ago in China. China is the most populous country in the world and has one of the fastest growing economies in the world today.

Internet Usage and Population Statistics:

YEAR	Users	Population	% Pen.	Usage Source
2000	22,500,000	1,288,307,100	1.7 %	ITU
2001	33,700,000	1,288,307,100	2.6 %	ITU
2002	59,100,000	1,288,307,100	4.6 %	ITU
2003	69,000,000	1,288,307,100	5.4 %	CNNIC
2004	94,000,000	1,288,307,100	7.3 %	CNNIC
2005	103,000,000	1,289,664,808	7.9 %	CNNIC

http://www.internetworldstats.com/asia/cn.htm

Exhibit A - Page 3

2006	137,000,000	1,317,431,495	10.4 %	CNNIC
2007	162,000,000	1,317,431,495	12.3 %	CNNIC
2008	253,000,000	1,330,044,605	19.0 %	CNNIC
2009	384,000,000	1,338,612,968	28.7 %	CNNIC

Internet Users in China 2000 - 2009
February 2010

Year
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
23
34
59
69
94
103
137
162
253
384
0
50
100
150
200
250
300
350
400
450
Millions of Users

Source: www.internetworldstats.com

Copyright © 2010, Miniwatts Marketing Group

china2009.png 600×509 pixels Exhibit A - Page 4 4/30/10 7:40 PM

Internet Users in China 2000 - 2009
February 2010

Year
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
23
34
59
69
94
103
137
162
253
384
0 50 100 150 200 250 300 350 400 450
Millions of Users

Source: www.internetworldstats.com

Copyright © 2010, Miniwatts Marketing Group

http://www.internetworldstats.com/images/china2009.png Page 1 of 2

Exhibit B Page 1

http://www.comscore.com/Press_Events/Press_Releases/2007/07/Worldwide_Online_Gaming_Grows

comScore.

Press Release

Worldwide Online Gaming Community Reaches 217 Million People

Online Gaming Web sites Average Nine Visits per Visitor Each Month

LONDON, UK, JULY 10, 2007 –comScore (NASDAQ: SCOR), a leader in measuring the digital world, today released the results of a global study into online gaming, showing the number of unique visitors to these sites to have reached almost 217 million worldwide – a year-on-year growth of 17 percent.

The comScore World Metrix study took into account all sites that provide online or downloadable games, excluding gambling sites. The sector attracted 28 percent of the total worldwide online population in May and recorded an average of 9 visits per visitor. Said Bob Ivins, EVP and managing director of comScore Europe:

"With one in four Internet users visiting a gaming site, playing games online is extremely popular. The fact that these websites are pulling in over a quarter of the total worldwide Internet population shows what a global phenomenon gaming has become. The potential of the online gaming arena should be especially appealing for advertisers, as the average online gamer visits a gaming site 9 times a month."

Yahoo! Games was the largest property, attracting 53 million unique visitors. MSN Games followed in second place, having grown by 16 percent since May 2006 to reach 40 million unique visitors in May 2007. Both properties provide a mixture of strategy, trivia, arcade, and board games, with puzzle and card games proving to be the most popular choices for gamers in both cases. The fastest-growing Top 10 gaming property was WildTangent Network, a US company that makes online and downloadable games, which grew by 398 percent year-on-year to attract 11.5 million unique visitors in May 2007. The site also attracted an average 12.2 visits per visitor, notably higher than any of the other top 10 gaming properties.

Regional Breakdown of Top 10 Worldwide Gaming Properties
Ranked by Worldwide Unique Visitors
May 2007 vs. May 2006
Total Worldwide, Age 15+ – Home and Work Locations*
Source: comScore World Metrix

	Property	Total Unique Visitors (000)			May 2007	
		May-06	May-07	% Change	% Reach	Average Visits per Visitor
	Total Internet : Total Audience	705,644	771,997	9.4	100.0	54.8
	Online Gaming	185,992	216,715	16.5	28.1	8.9
1	Yahoo! Games	52,969	52,796	-0.3	6.8	4.2

http://www.comscore.com/Press_Events/Press_Releases/2007/07/Worldwide_Online_Gaming_Grows

Page 1 of 3

Worldwide Online Gaming Community Reaches 217 Million People - comScore, Inc Exhibit B- Page 2 4/29/10 7:19 PM

2	MSN Games	34,915	40,335	15.5	5.2	2.5
3	MINICLIP.COM	25,554	30,249	18.4	3.9	3.8
4	EA Online	30,525	21,220	-30.5	2.7	9.3
5	Shockwave.com Sites	N/A	15,689	N/A	2.0	2.5
6	FREEONLINEGAMES.COM	10,050	13,660	35.9	1.8	2.3
7	ADDICTINGGAMES.COM	N/A	13,161	N/A	1.7	4.7
8	RealArcade Sites	15,950	12,520	-21.5	1.6	2.7
9	Zylom	7,271	12,471	71.5	1.6	5.7
10	WildTangent Network	2,329	11,584	397.5	1.5	12.2

** Excludes traffic from public computers such as Internet cafes or access from mobile phones or PDAs.*

The popularity of individual properties varied significantly between geographical locations. Yahoo! Games dominated the North American and Asia-Pacific continents, registering 18.7 million and 20.9 million unique visitors respectively. In Europe however, the Yahoo! property proved to be the fourth-most popular gaming site with 8.6 million unique visitors. MSN Games, the second-most popular gaming site in the world, was more consistent in geographical take-up, proving to be either the most or the second-most popular site in every geographical location.

Regional Breakdown of Top 10 Worldwide Gaming Properties
Ranked by Worldwide Unique Visitors
May 2007
Total Worldwide, Age 15+ – Home and Work Locations*
Source: comScore World Metrix

	Property	Total Unique Visitors (000)					
		Worldwide	Europe	North America	Latin America	Asia-Pacific	Middle East – Africa
	Total Internet : Total Audience	771,997	222,924	177,455	53,042	283,519	35,058
	Online Gaming	216,715	66,371	61,498	13,539	65,230	10,077
1	Yahoo! Games	52,796	8,607	18,680	2,598	20,920	1,990
2	MSN Games	40,335	13,833	12,304	4,853	6,822	2,522
3	MINICLIP.COM	30,249	13,430	7,150	2,554	5,332	1,782
4	EA Online	21,220	5,663	11,533	773	2,683	568
5	Shockwave.com Sites	15,689	4,818	5,353	1,514	3,267	738
6	FREEONLINEGAMES.COM	13,660	6,111	2,568	996	2,972	1,013
7	ADDICTINGGAMES.COM	13,161	2,873	8,663	167	1,185	273
8	RealArcade Sites	12,520	2,934	6,174	515	2,361	537
9	Zylom	12,471	10,398	819	552	484	218
10	WildTangent Network	11,584	3,615	5,940	384	1,457	188

**Excludes traffic from public computers such as Internet cafes or access from mobile phones or PDAs.*

comScore, Inc. (NASDAQ: SCOR) is a global leader in measuring the digital world. This capability is based on a massive, global cross-section of more than 2 million consumers who have given comScore permission to confidentially capture their browsing and transaction behavior, including online and offline purchasing. comScore panelists also participate in survey

http://www.comscore.com/Press_Events/Press_Releases/2007/07/Worldwide_Online_Gaming_Grows Page 2 of 3

Worldwide Online Gaming Community Reaches 217 Million People - comScore, Inc Exhibit B - Page 3 4/29/10 7:19 PM

research that captures and integrates their attitudes and intentions. Through its proprietary technology, comScore measures what matters across a broad spectrum of behavior and attitudes. comScore analysts apply this deep knowledge of customers and competitors to help clients design powerful marketing strategies and tactics that deliver superior ROI. comScore services are used by more than 700 clients, including global leaders such as AOL, Microsoft, Yahoo!, BBC, Carat, Best Buy, The Newspaper Association of America, ESPN, Fox Sports, Nestlé, Starcom, Universal McCann, the United States Postal Service, Verizon, ViaMichelin, Merck and Expedia. For more information, please visit www.comscore.com.

Contact:
Andrew Lipsman
Senior Director, Marketing Communications
comScore, Inc.
+1 312 775 6510
press@comscore.com

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http://www.comscore.com/Press_Events/Press_Releases/2007/07/Worldwide_Online_Gaming_Grows Page 3 of 3

Exhibit C - Page 1

http://www.prnewswire.com/news-releases/77-of-the-worlds-online-youth-would-rather-live-without-tv-than-live-without-the-internet-52722072.html

77% of the world's online youth would rather live without TV than live without the Internet

New Paradigm Global Survey shows the global power of connected youth

BOSTON, MA, July 11 /PRNewswire/ - A comprehensive survey in 12 countries of more than 7,600 young people between the ages of 16 - 29 shows that 77% of today's online youth would sooner live without television than live without the Internet. China has the most devoted young Internet users, with 87% choosing the Internet compared to 13% favoring television. In the United States the figures were 77% for the Internet and 23% for TV.

The survey was conducted by New Paradigm, the Toronto-based think-tank headed by business strategist and best-selling author Don Tapscott. The survey is part of a $4 million study of today's digital-savvy youth - dubbed the "Net Generation" by Tapscott - who have grown up "bathed in bits."

Other survey findings included:

- When asked to choose whether they want to be smarter or better looking, 69% of the world's N-Geners choose being smarter
- When evaluating a potential employer, 88% of N-Geners in China say a company's prestige is important. This figure drops to 83% in India, 72% in Russia, and 51% in the US.
- 56% of the world's online youth would prefer to make the world a better place than to improve their local community.
- 73% of the N-Gen globally say that if a company makes untrue promises in its advertising, they will tell their friends not to buy its products.
- 52% say that teens and young adults are portrayed too negatively in today's media.

Commenting on why so many N-Geners choose the Internet over TV, Tapscott said that television is unidirectional and passive, and doesn't allow meaningful participation by the viewer. In contrast, the Internet enables users to find and share information and take action.

"Look at Live Earth concerts this past weekend," said Tapscott. "More than 10,000 'Friends of Live Earth' events were pulled together in 130

Exhibit C - Page 2

countries. People around the world could go online for background materials, event guidelines, suggestions for running a green event, advice on how to receive a concert satellite feed, and updates when additional materials such as short films became available. Television can't do these sorts of things.

"Rich multi-media sites such as LiveEarth.org and Al Gore's AllianceForClimateProtection.org show how the Net Generation can employ digital tools to make a difference. While high-profile media events like the Live Earth concerts help raise awareness, the global warming battle will be won in the trenches of the Internet."

Further findings of the global survey were released today in Boston at a conference about the Net Generation for New Paradigm's clients. Twenty of the world's leading companies are sponsoring the N-Gen study, including Nokia, MetLife, Fedex, Accenture, Cisco Systems, and MasterCard.

About New Paradigm

New Paradigm is a think tank headed by IT strategist, speaker, and best-selling author Don Tapscott (Wikinomics, Growing Up Digital). Since 1993 New Paradigm has provided clients with insightful, thought-provoking analysis of emerging technology trends and their impact on business, and serves as a "strategic early warning system" for clients, helping them distinguish real imperatives from all the hype and noise.

About the New Paradigm Global Net Generation Survey

This survey was conducted online between April 5 and May 3, 2007 among 7,692 respondents in 12 countries (U.S., Canada, U.K., Germany, France, Spain, Mexico, Brazil, Russia, China, Japan, and India). Figures for age, sex, race/ethnicity, and region were weighted where necessary to bring them in line with their actual proportions in the population.

All sample surveys and polls, whether or not they use probability sampling, are subject to multiple sources of error which are often not possible to quantify or estimate. With a pure probability sample of 7,692 respondents one could say with 95% probability that overall results would have a sampling error of +/- 1.1 percentage points. This online survey is not based on a probability sample and therefore no theoretical sampling error may be calculated.

SOURCE New Paradigm of Toronto

Exhibit D - Page 1

http://www.crispygamer.com/news/index.php/2009-12-04/npd-group-82-percent-of-children-consider-themselves-gamers/

*

NPD Group: 82 percent of children consider themselves gamers

Written on December 4, 2009 at 5:22 am, by James Fudge

Chances are your kids are gamers. That's what a new report from the NPD Group finds. According to the report, based on an online survey that polled nearly 5,000 members of NPD's online consumer panel ages 2-17. The online survey found that nearly 82 percent consider themselves gamers. The NPD Group says that some 55.7 million Americans are gamers.

Nearly 12.4 million of those gamers 55.7 million are ages 9 -12 years old, while 2 – 5 year olds number at around 9.5 million. 51 percent of the "kid gamer" markets are also playing games online, according to the results of the survey. Kids 12 – 14 years old spend about 10.6 hours per week playing games, with males age 9-14 more likely to play games online. Teens 15 – 17 years, and females were the two groups spent less time playing online this year compared to 2008.

"The decline in teen usage of video games is likely due to diversifying, maturing interests, which translates into stiffer competition," noted NPD Group analyst Anita Frazier.

Other factors affecting these demographics could include parental limits, more homework, extracurricular activities and hobbies, and other forms of entertainment like music, movies and television.

Finally, NPD Group's report said that children used an average of 2.5 dedicated gaming systems or devices. Children between the ages 9 and 12 used about 3 system or devices on average. Cell phones and portable media players were the proffered platform among the more mature age groups.

Exhibit D- Page 2

This survey data, according to NPD Group's explanation of how it was conducted, was weighted to represent the U.S. population of individuals ages 2 and older. The survey was taken September 10 – 17, 2009.